SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                      AMENDMENT NO. 3 TO SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                       POWERHOUSE TECHNOLOGIES, INC.
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                             (Name of Issuer)

                       Common Stock, $.01 Par Value
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                       (Title of Class of Securities)

                                 92656M105
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                               (CUSIP NUMBER)

                             Fir Tree Partners
                             535 Fifth Avenue
                                31st Floor
                         New York, New York  10017
                         Tel. No.: (212) 599-0090
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                             Eliot D. Raffkind
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                               May 20, 1999
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 564910107             13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Fir Tree, Inc. d/b/a Fir Tree Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                       (a) /  /
                                                    (b) /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           117,400
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      117,400
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     117,400

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                       /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.1%

14   TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS BEFORE FILLING OUT



                               SCHEDULE 13D

     This Amendment No. 3 ("Amendment No. 3") to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), of which Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum") is the sole shareholder, executive officer, director, and principal, as an amendment to the initial statement on Schedule 13D, relating to the Common Stock of Powerhouse Technologies, Inc. (the "Issuer"), formerly known as Video Lottery Technologies, Inc., as filed with the Securities and Exchange Commission on October 12, 1994 (the "Initial Statement"). This Amendment No. 3 relates to shares of Common Stock of the Issuer (the "Common Stock") sold by Fir Tree Partners for the account of (i) the Fir Tree Institutional Value Fund, L.P. ("Fir Tree Institutional"), Fir Tree Value Partners, LDC and Fir Tree Value Fund, L.P. ("Fir Tree Value Fund," together with Fir Tree Institutional and Fir Tree Value Partners, the "Fir Tree Entities"), each of which Mr. Tannenbaum is the general partner or investment advisor. The Initial Statement is hereby amended and restated to read, in its entirety:

ITEM 1.   SECURITY AND ISSUER

     Securities sold:  Common Stock, $.01 Par Value

     Issuer:   Powerhouse Technologies, Inc.
               115 Perimeter Center Place, Suite 911
               Atlanta, Georgia 30346
               Tel. No. (404) 481-1800

ITEM 2.   IDENTITY AND BACKGROUND

     Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners, provides investment management services to private individuals and institutions, and is located at 535 Fifth Avenue, 31st Floor, New York, NY 10017. Mr. Tannenbaum is the sole shareholder, executive officer, director and principal of Fir Tree Partners. Mr. Tannenbaum's principal occupation is investment management and he is a United States citizen. His business address is Fir Tree Partners, 535 Fifth Avenue, 31st Floor, New York, NY 10017. Neither Fir Tree Partners nor Mr. Tannenbaum has been convicted in a criminal proceeding during the last five years. Neither Fir Tree Partners nor Mr. Tannenbaum is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     As of May 20, 1999 Fir Tree Partners had invested (i) $2,681,983 in shares of Common Stock through Fir Tree Value Fund, (ii) $328,606 in shares of Common Stock through Fir Tree Institutional, and (iii) $139,400 in shares of Common Stock through Fir Tree Value Partners, all as described in
Item 5 below. The source of these funds was the working capital of each of the Fir Tree Entities.

     Fir Tree Partners on behalf of the Fir Tree Entities sold shares of Common Stock of the Issuer for $9,250,000.

ITEM 4.   PURPOSE OF THE TRANSACTION

     Fir Tree Partners sold shares of Common Stock for portfolio investment purposes, and does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Fir Tree Partners reserves the right to acquire additional securities of the Issuer or to dispose of all or a portion of such securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. Other than as described above, Fir Tree Partners does not have plans or proposals which would result in any of the following:

          1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          3) any change in the present board of directors or managers of the Issuer;

          4) any material change in the present capitalization or dividend policy of the Issuer;

          5) any other material change in the Issuer's business or corporate structure;

          6) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          8) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          9)   any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Fir Tree Partners is the beneficial owner of 117,400 (1.1%) shares of Common Stock of the Issuer. The 117,400 shares described above are beneficially owned by Fir Tree Partners for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree Value Partners, as the case may be.

     The number of shares beneficially owned by Fir Tree Partners and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership of Fir Tree Partners on May 20, 1999 is based on 10,667,190 outstanding shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

     (b) Fir Tree Partners has the sole power to vote and dispose of the shares of Common Stock beneficially held by the Fir Tree Entities.

     (c) The transactions in the Issuer's securities by Fir Tree Partners during the last 60 days are listed as Annex A attached hereto and made a part hereof.

     (d)  Not Applicable.

     (e) Fir Tree Partners ceased to be the beneficial owner of 5% of the Common Stock of the Issuer on May 20, 1999.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable.

                                  ANNEX A


  Transaction           Buy/           Quantity         Price per
      Date              Sell           (shares)         Share ($)
  -----------           ----          ---------         ---------

    05/20/99            Sell           500,000            18.50



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    June 2, 1999

                              Fir Tree, Inc. d/b/a/ Fir Tree Partners


                              By:/S/JEFFREY TANNENBAUM
                                 -------------------------------
                                 JEFFREY TANNENBAUM, President